FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2005

Commission File Number: 333-13580

Teléfonos de México, S.A. de C.V. (Exact Name of the Registrant as Specified in the Charter)
Telephones of Mexico (Translation of Registrant's Name into English)
Parque Vía 190 Colonia Cuauhtémoc México City 06599, México, D.F. (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F....Ö .....Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...Ö ..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TELMEX PROPOSES STOCK SPLIT, DIVIDEND PAYMENT AND

TO INCREASE FUNDS FOR SHARE REPURCHASE

Mexico City, March 9, 2005.- Telefonos de Mexico, S.A. de C.V. (TELMEX) (BMV: TELMEX ; NYSE: TMX, NASDAQ:TFONY; LATIBEX: XTMXL) announced that the Board of Directors, at their meeting held today, resolved to call for the Extraordinary, series "L" Special, and Annual Shareholders' Meetings, to be held on April 28, 2005, in order to discuss, among other matters, the following proposals: a two-for one stock split; the approval of the Board of Directors report and financial statements for fiscal year 2004; the designation or ratification, as the case may be, of the members of the Board of Directors; the ratification of the activities of the Board of Directors; to declare a cash dividend of $0.76 Mexican pesos per outstanding share in four equal payments of $0.19 Mexican pesos per share, resulting from the net tax profit account, with its implicit dividend adjustment of $0.38 Mexican pesos per share and $0.095 Mexican pesos per payment if the stock split is approved. Dividend payments are proposed to be made in Mexico since June 23, 2005, since September 22, 2005, since December 20, 2005 and since March 23, 2006, respectively. Also, the proposal to increase an additional 6 billion Mexican pesos the funds to purchase its own shares.

TELMEX is the leading telecommunications company in Mexico with 17.2 million telephone lines in service, 3.3 million line equivalents for data transmission and 1.7 million Internet accounts. TELMEX offers telecommunications services through a 75 thousand kilometer fiber optic digital network. TELMEX and its subsidiaries offer a wide range of advanced telecommunications, data and video services, Internet access as well as integrated telecom solutions for corporate customers. Additionally, the company offers telecommunications services through its affiliates in Argentina, Brazil, Colombia, Chile and Peru. More information about TELMEX can be accessed on the Internet at www.telmex.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 9, 2005.	TELÉFONOS DE MÉXICO, S.A. DE C.V. By: ________________________ Name: Adolfo Cerezo Pérez Title: Chief Financial Officer

Ref: Teléfonos de México, S.A. de C.V. PRESS RELEASE: TELMEX PROPOSES STOCK SPLIT, DIVIDEND PAYMENT AND TO INCREASE FUNDS FOR SHARE REPURCHASE